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johndellagrotta@paulhastings.com

March 1, 2013

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Staff Attorney

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company
Registration Statement on Form N-2 (File Nos. 333-183599 and 811-21593)

Dear Mr. Bartz:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson MLP Investment Company (the “Fund”), is Post-Effective Amendment No. 2 (“Post-Effective Amendment No. 2”) to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 28, 2012 (the “Initial Registration Statement”). Post-Effective Amendment No. 2 is marked to show changes from Post-Effective Amendment No. 1 filed with the Commission on January 30, 2013. The Initial Registration Statement, as amended by Pre-Effective Amendment No. 1, Post-Effective Amendment No. 1, Post-Effective Amendment No. 2, and all future amendments is referred to herein as the “Registration Statement.”

Post-Effective Amendment No. 2 is being filed in response to oral comments received by the staff of the Commission (the “Staff”) on February 27, 2013 during a telephone conversation between Edward P. Bartz of the Staff and John Della Grotta of Paul Hastings, counsel to the Fund (the “Staff Comments”). The numbered paragraphs below correspond to the Staff Comments. The Staff’s comments are set forth below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in Post-Effective Amendment No. 2.

PROSPECTUS

Prospectus Summary—Investment Policies (Page 2)

1.	The fourth bullet point on the page states that the Fund may, but is not required to, use derivative investments and engage in short sales to hedge against interest rate, market and issuer risks. If the Fund does use derivative investments, will they be included in the calculation of the Fund’s compliance with the 80% policy, and if so, how will they be valued? Also, please confirm that the notional value is not used.

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

March 1, 2013

Response: Comment Accepted. If the Fund uses derivative investments, they will be included in the calculation of the Fund’s compliance with the 80% policy. For purposes of determining compliance with the requirement that we invest 80% of our total assets in MLPs, the Fund values derivative instruments based on their respective current fair market values. The Fund confirms that notional value is not used to determine the value of derivative instruments.

Prospectus Summary—The Offering (Page 4)

2.	The first sentence of the first paragraph of this section states that the Fund may offer, from time to time, shares of its common stock or preferred stock at prices and on terms to be set forth in one or more prospectus supplement to this prospectus. Please confirm to us that, concurrent with the filing of each prospectus supplement, a legality opinion will be filed with a post-effective amendment regarding each such future offering of common or preferred shares.

Response: Comment accepted. In response to the Staff’s Comment, the Fund confirms to the Staff that concurrent with the filing of each final prospectus supplement related to a new offering of shares of common or preferred stock registered pursuant to the Registration Statement (as distinguished from related preliminary prospectus supplements), the Fund will file a legality opinion with a post-effective amendment regarding each such future offering of common or preferred shares.

Prospectus Summary—Use of Financial Leverage (Page 4)

3.	The first sentence of the first paragraph of this section states that the Fund plans to utilize financial leverage with respect to its common stock through the issuance of preferred stock. Please confirm that expenses associated with issuing preferred stock will be estimated in the Fund’s fee table.

Response: Comment accepted. In response to the Staff’s Comment, the Fund confirms that expenses associated with issuing preferred stock will be estimated in the Fund’s Fees and Expenses Table in the Registration Statement. Specifically, in the Fund’s Fees and Expenses Table on pages 10 and 11 of Post-Effective Amendment No. 1 and Post-Effective Amendment No. 2, the following reference to expenses associated with issuing preferred stock was/is made in footnote (4): “[t]he related prospectus supplement will disclose the offering price and the total stockholder transaction expenses as a percentage of the offering price.” In addition, for purposes of calculating annual expenses in the same Fees and Expense Table, there is an entry relating to “Dividends Payments (including issuance costs) on Preferred Stock.”

Prospectus Summary—Derivatives and Other Strategies (Page 5)

4.	The second full paragraph of this section states that the Fund may engage in short sales. Please confirm that the fee table will include an estimate of dividends paid on short sales.

Response: Comment accepted. In response to the Staff’s Comment, the Fund will include as an expense an estimate of dividends paid on the Fund’s short sale transactions. No expenses were included in the current Fees and Expense Table because no short sales were made during the year ended November 30, 2012.

Fees and Expenses—Examples (Page 11)

5.	Because in an offering in which an underwriter is used, a sales load, the following statement should be included as part of the last paragraph of the Example: “In the event that a sales load applies, the example will be restated in a corresponding prospectus supplement to show the effect of the sales load.”

Mr. Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

March 1, 2013

Response: Comment accepted. The Fund has inserted the disclosure suggested by the Staff in the Fees and Expenses Table in the last paragraph of the “Example” on page 11 of Post-Effective Amendment No. 2.

Risk Factors—Derivatives Risk (Page 27)

6.	Please disclose that the Fund will segregate the full notional amount of its credit default swaps.

Response: The Fund has no intention of using credit default swaps; accordingly, the Fund has deleted all references to their use.

In addition to the Staff Comments, we have included a few tax updating changes on pages 79 and 81 in Post-Effective Amendment No. 2 to conform to similar changes previously made in Post-Effective No. 1.

The Fund respectfully requests that the Staff complete its review of Post-Effective Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Post-Effective Amendment No. 2 or this response letter to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ JOHN F. DELLA GROTTA

John F. Della Grotta
PAUL HASTINGS LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/encl.)
David S. Shladovsky, Esq., Kayne Anderson (w/encl.)
David A. Hearth, Esq., Paul Hastings (w/encl.)